Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

02 JUN 18 AM 11:35

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	18 June, 2002
SUBJECT:	US$400 million Unsecured Senior Subordinated Notes Issue
No of Pages:	3 pages (including cover sheet)

SUPPL

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

02034963

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Attachs.

dlw 6/19

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

18 June 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

US$400 million Unsecured Senior Subordinated Notes Issue

On 5 June 2002 we announced the intention to raise debt by way of a senior subordinated notes issue (*Notes Issue*). On 14 June 2002 (New York time) Burns Philp Capital Pty Limited (a wholly owned subsidiary of Burns Philp & Company Limited), Burns Philp & Company Limited, and certain of its subsidiaries entered into an agreement to sell US $400 Senior Subordinated Notes due 2012 (*Notes*). The Notes will be unsecured senior subordinated obligations of Burns Philp Capital Pty Limited, and will be fully and unconditionally guaranteed on an unsecured senior subordinated basis by Burns Philp & Company Limited and certain of its existing and future subsidiaries.

Settlement of the Notes Issue is scheduled for Friday 21 June (New York time), and a further announcement will be made following the settlement and receipt of funds.

Key terms of the proposed Notes Issue are as follows:

Issuer:	Burns Philp Capital Pty Limited
Security Description:	US$400,000,000 Senior Subordinated Notes due 2012
Coupon:	9.750%, payable semi-annually in arrears
Maturity:	July 15th, 2012
Interest Payment Dates:	January 15th and July 15th, commencing January 15th 2003

The Notes will be offered only to qualified institutional buyers in the United States, pursuant to Rule 144A of the United States Federal Securities Act of 1933 as amended and outside the United States pursuant to Regulation S under the Securities Act.

GatesASX18June2002.doc

The Notes initially will not be registered under the Securities Act and therefore may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act. It is anticipated that a registration statement will be filed under the Securities Act to permit exchange of the Notes for registered Notes.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy the Notes or any securities issuable upon exchange of the Notes in the United States or any other jurisdiction.

The information contained herein does not constitute an offer of securities of Burns Philp Capital Pty Limited for sale in the United States. Securities of Burns Philp Capital Pty Limited may not be offered or sold in the United States absent registration or an exemption from registration and any public offering of securities of Burns Philp Capital Pty Limited in the United States will be made by means of a prospectus that may be obtained from Burns Philp Capital Pty Limited and that will contain detailed information about Burns Philp Capital Pty Limited and its management, as well as financial statements.

Yours faithfully

<u>HELEN GOLDING</u>
Company Secretary